Ballard Power Systems Inc.

News Release

Ballard Announces Election of Directors

For Immediate Release – June 4, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that all of the nominees listed in the Management Proxy Circular dated April 10, 2013 were elected as directors of Ballard Power Systems at the company’s Annual General Meeting today in Burnaby, British Columbia.

Each of the directors was elected or re-elected by a majority of the votes cast by shareholders present or represented by proxy. The results of the vote are detailed below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ian A. Bourne	15,751,392	94.73	875,996	5.27
Douglas P. Hayhurst	15,682,736	94.32	944,652	5.68
Edwin J. Kilroy	15,725,819	94.58	901,569	5.42
John W. Sheridan	14,508,099	87.25	2,119,289	12.75
Carol M. Stephenson	15,746,372	94.70	881,016	5.30
David B. Sutcliffe	15,725,669	94.58	901,719	5.42
Ian Sutcliffe	15,731,069	94.61	896,319	5.39

Director biographies are available in the Corporate Leadership section of the company’s website. Final voting results on all matters voted on at the Annual General Meeting held on June 4, 2013 will be filed on SEDAR (www.sedar.com).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com